UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.   )*

Oxford Lane Capital Corp.
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

691543 607 691543 805 691543 870
(CUSIP Number)

Courtney Fandrick Eagle Point Credit Management LLC 600 Steamboat Road, Suite 202 Greenwich, CT 06830 (203) 340-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⌧

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Eagle Point Credit Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,083,939 shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,083,939 shares
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,939 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS Eagle Point DIF GP I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 530,998 shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 530,998 shares
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,998 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAME OF REPORTING PERSONS Eagle Point Defensive Income Fund US LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 490,651 shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 490,651 shares
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,651 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAME OF REPORTING PERSONS Thomas Philip Majewski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,250 shares
	8.	SHARED VOTING POWER 2,083,939 shares
	9.	SOLE DISPOSITIVE POWER 9,250 shares
	10.	SHARED DISPOSITIVE POWER 2,083,939 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,189 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1. SECURITY AND ISSUER.

Oxford Lane Capital Corp. (the “Issuer”)

Address of Issuer’s principal executive offices: 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830

Security:

•	6.25% Series 2027 Term Preferred Shares, Liquidation Preference $25 per Share (the “Series 2027 Term Preferred Shares”);

•	6.00% Series 2029 Term Preferred Shares, Liquidation Preference $25 per Share (the “6.00% Series 2029 Term Preferred Shares”);

•	7.125% Series 2029 Term Preferred Shares, Liquidation Preference $25 per Share (the “7.125% Series 2029 Term Preferred Shares” and, together with the Series 2027 Term Preferred Shares and 6.00% Series 2029 Term Preferred Shares, the “Term Preferred Shares”).

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC (“EPCM”), a Delaware limited liability company, (ii) Eagle Point DIF GP I LLC (“DIF GP I”), a Delaware limited liability company, (iii) Eagle Point Defensive Income Fund US LP (“DIF I US”), a Delaware limited partnership, and (iv) Thomas Philip Majewski (“Mr. Majewski”), a United States citizen (the “Reporting Persons”). The principal business address for the Reporting Persons is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to certain private funds and separately managed accounts which hold the Preferred Shares described herein (collectively, the “Accounts”). Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares directly held by the Accounts. As such, EPCM can be deemed to beneficially own the Preferred Shares directly held by the Accounts.

DIF GP I as general partner to DIF I US (described below) and another Account, has the authority to exercise voting or dispositive power with respect to the shares held by such Accounts. Thus, DIF GP I could be deemed to have the power to vote and dispose or direct the disposition of the shares held by such Accounts.

DIF I US directly holds the shares, and has delegated management of its portfolio, including the shares, to DIF GP I and EPCM. Accordingly, it may be deemed to have the power to vote and dispose or direct the disposition of such shares.

EPCM is ultimately wholly owned by Eagle Point Holdings LP (“EP Holdings”) through intermediary holding companies. Eagle Point Holdings GP LLC (“EP Holdings GP”) is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the “EP Holdings Board”) of which the majority of the members are appointed by Trident EP-II Holdings LLC (“EP-II LLC”), which also owns a majority of the voting interests in EP Holdings GP.

Information regarding EP Holdings, EP Holdings GP, EP-II LLC, and each member of the EP Holdings Board (the “Additional Disclosed Persons” and, together with the Reporting Persons, the “Disclosed Parties”) is attached to this Schedule 13D as Schedule I and is incorporated herein by reference.

During the past five years, none of the Disclosed Parties (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since certain of the Reporting Persons’ previous Schedule 13D filing relating to the Preferred Shares (filed with the SEC on May 26, 2023 and available at the following hyperlink: https://www.sec.gov/Archives/edgar/data/1607203/000110465923065437/tm2317139d1_sc13d.htm), all of the Preferred Shares reported herein were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire each of the Preferred Shares were from each applicable Account’s available investment capital.

ITEM 4. PURPOSE OF TRANSACTION.

EPCM caused the Accounts to acquire the Preferred Shares they hold for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts’ ownership of the Preferred Shares over time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CURRENT OWNERSHIP

Based on public disclosures filed by the Issuer with the SEC, the Issuer has a total of 8,761,706 shares of preferred stock outstanding as of September 30, 2024. The Reporting Persons may be deemed to beneficially own an aggregate of 2,083,939 Preferred Shares, which represents approximately 23.8% of all of the Issuer’s outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
Eagle Point Credit Management LLC: 2,083,939	Sole Voting and Sole Dispositive Power (1)	23.8%
Eagle Point DIF GP I LLC: 530,998	Shared Voting and Shared Dispositive Power (2)	6.1%
Eagle Point Defensive Income Fund US LP: 490,651	Shared Voting and Shared Dispositive Power (3)	5.6%
Thomas Philip Majewski: 9,250	Sole Voting and Sole Dispositive Power (4)	0.1%
Thomas Philip Majewski: 2,083,939	Shared Voting and Shared Dispositive Power (5)	23.8%
EP Holdings (6): -	-	-
EP Holdings GP (6): -	-	-
EP Holdings Board members (6): -	-	-
EP-II LLC (6): -	-	-

(1) Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares held by the Accounts. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) Because the general partner to a private investment fund has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Preferred Shares, it could be deemed to share the power to vote and dispose or direct the disposition of such Preferred Shares.

(3) The private investment fund directly holds the Preferred Shares, and has delegated management of their portfolio, including the Preferred Shares, to its general partner and EPCM. Accordingly, the private investment fund may be deemed to share the power to vote and dispose or direct the disposition of such Preferred Shares.

(4) Mr. Majewski directly holds these Preferred Shares and thus has the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(5) As managing partner and portfolio manager for EPCM, Mr. Majewski has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Preferred Shares held by the Accounts.

(6) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by the Accounts and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.

TRANSACTIONS

During the past sixty days, the Accounts engaged in the following secondary transactions:

Date	Security	Acquisition/Sale	Number of Preferred Shares	Price per Preferred Share
9/16/2024	7.125% Series 2029 Term Preferred Shares	Sale	200	24.40
9/16/2024	6.00% Series 2029 Term Preferred Shares	Sale	46	22.88
9/16/2024	6.00% Series 2029 Term Preferred Shares	Sale	100	23.05
9/16/2024	6.00% Series 2029 Term Preferred Shares	Sale	183	22.93
9/17/2024	6.00% Series 2029 Term Preferred Shares	Sale	1	22.88
9/19/2024	7.125% Series 2029 Term Preferred Shares	Sale	9	24.42
9/20/2024	7.125% Series 2029 Term Preferred Shares	Sale	9	24.44
9/20/2024	6.00% Series 2029 Term Preferred Shares	Sale	693	22.88
9/23/2024	7.125% Series 2029 Term Preferred Shares	Sale	64	24.44
9/23/2024	6.00% Series 2029 Term Preferred Shares	Sale	776	22.92
9/24/2024	7.125% Series 2029 Term Preferred Shares	Sale	101	24.44
10/3/2024	7.125% Series 2029 Term Preferred Shares	Sale	221	24.44
10/15/2024	7.125% Series 2029 Term Preferred Shares	Sale	652	24.46
10/16/2024	7.125% Series 2029 Term Preferred Shares	Sale	2,679	24.46
10/17/2024	6.00% Series 2029 Term Preferred Shares	Purchase	1,900	22.80
10/17/2024	6.00% Series 2029 Term Preferred Shares	Purchase	2,578	22.84
10/21/2024	6.00% Series 2029 Term Preferred Shares	Purchase	1,134	22.90
10/23/2024	6.00% Series 2029 Term Preferred Shares	Purchase	508	22.90
10/24/2024	6.00% Series 2029 Term Preferred Shares	Purchase	59	22.92
10/24/2024	6.00% Series 2029 Term Preferred Shares	Purchase	100	22.97
10/24/2024	6.00% Series 2029 Term Preferred Shares	Purchase	5,933	22.98
10/29/2024	6.00% Series 2029 Term Preferred Shares	Sale	89	23.10
10/29/2024	6.00% Series 2029 Term Preferred Shares	Purchase	425	22.98
10/30/2024	6.00% Series 2029 Term Preferred Shares	Purchase	1	22.98
11/1/2024	6.00% Series 2029 Term Preferred Shares	Purchase	98	22.98
11/7/2024	7.125% Series 2029 Term Preferred Shares	Purchase	237	24.10
11/8/2024	6.00% Series 2029 Term Preferred Shares	Purchase	781	22.98
11/12/2024	6.00% Series 2029 Term Preferred Shares	Purchase	2	22.98
11/13/2024	6.00% Series 2029 Term Preferred Shares	Sale	315	23.14
11/13/2024	7.125% Series 2029 Term Preferred Shares	Sale	460	24.46

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The relationships between the Disclosing Parties are described in response to Item 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A Joint Filing Agreement (Exhibit A) is attached hereto.

All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

***

In accordance with Rule 13d-4 under the Act, the Disclosed Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski

SCHEDULE I

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name	Principal Occupation	Principal Business Address
Scott J. Bronner	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
Thomas P. Majewski	Managing Partner, EPCM (and certain affiliated advisers)	c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830
James R. Matthews	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Additional information regarding EPCM’s ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 14, 2024

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DIF GP I LLC

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski